Filed by CF Acquisition Corp. V

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Acquisition Corp. V

Commission File No.: 001-39953

Date: July 7, 2021

The following article from CNBC was re-posted on Nettar Group Inc.’s (d/b/a Satellogic) social media channels on July 7, 2021

Space company Satellogic to go public via Cantor Fitzgerald SPAC at $1.1 billion valuation

Michael Sheetz

Tue 6 Jul 2021 3:24 PM EDT Last modified Tue, Jul 6 2021 4:36 PM EDT

KEY POINTS

●	Satellite imagery specialist Satellogic is preparing to go public, announcing plans to merge with a SPAC sponsored by Cantor Fitzgerald.

●	“We’re going to grow the full [satellite] constellation by 2025 to 300 satellites, to get daily remaps of the entire planet,” Satellogic CEO Emiliano Kargieman told CNBC.

●	SoftBank and Cantor Fitzgerald led an $100 million PIPE investment round alongside the merger.

•	The deal gives the space company a $1.1 billion equity valuation and is expected to close early in the fourth quarter.

Satellite Earth imagery specialist Satellogic is preparing to go public, announcing on Tuesday that it will be the latest in a string of space companies merging with SPACs.

Satellogic is merging with special purpose acquisition company CF Acquisition Corp. V – a SPAC sponsored by Cantor Fitzgerald that trades under the ticker CFV. The deal gives the space company a $1.1 billion equity valuation and is expected to close early in the fourth quarter, resulting in Satellogic listing on the Nasdaq under ticker SATL.

A SPAC or special purpose acquisition company raises capital in an initial public offering and uses the proceeds to purchase a private firm and take it public.

Satellogic has 17 imagery satellites in orbit so far, but that is a fraction of the number it needs to bring in projected annual revenue of nearly $800 million within four years.

“We’re going to grow the full [satellite] constellation by 2025 to 300 satellites, to get daily remaps of the entire planet,” Satellogic CEO Emiliano Kargieman told CNBC. “We think that’s really going to change the way companies make decisions every day.”

The deal is expected to add about $274 million in cash for Satellogic’s growth, through funds raised by CFV and a $100 million PIPE round – or private investment in public equity – led by SoftBank and Cantor Fitzgerald. The company previously raised more than $100 million in venture capital and debt since its founding in 2010, with existing Satellogic investors Brazilian venture capital fund Pitanga and the Inter-American Development Bank. Chinese behemoth Tencent was previously an investor in Satellogic, but a person familiar with the matter told CNBC that the firm is no longer a shareholder.

“Satellogic is uniquely positioned to dominate the Earth Observation industry. Its technology, data, and analytics have vast use cases across countless industries,” Cantor Fitzgerald chairman and CEO Howard Lutnick said in a statement.

Shares of CFV rose 1.6% in trading from its previous close of $9.71.

With 240 employees around the world, Satellogic is headquartered in Montevideo, Uruguay while its research and development team is based across the border in Argentina. The company also has operations in Spain, Israel, the U.S. and Beijing.

Satellogic joins a trend of space companies going public through SPAC deals, with Virgin Galactic the first of the recent generation in 2019. Rocket builder Astra and satellite broadband focused AST & Science have each begun trading, with companies Rocket Lab, Spire Global, BlackSky, Redwire, and Momentus expected to follow in the coming months.

The tech

The company’s ÑuSat satellites weigh just 42 kilograms (or 93 pounds) each to launch and are about the size of a kitchen dishwasher. Satellogic signed a multi-launch agreement with SpaceX earlier this year to launch the rest of the 300 satellites for its “Aleph” constellation – named in reference to a short story by Argentinian writer Jorge Luis Borges “about an object that allows you to see everything that is happening in the world,” Kargieman said.

Satellogic is vertically integrated, which Kargieman emphasized is a “big differentiation that allows us to hit 60 to 100 times better unit economics than any other player in the small satellite market.”

The current ÑuSats capture images at 70 centimeters per pixel and can cover 300,000 square kilometers of Earth in a day. Combined with a cost of $450,000 per satellite, Kargieman says his company has unit economics that “nobody” else in the Earth imagery market can match.

“You don’t really have to focus on the unit economics so much for the defense market, as they are willing to pay a different price point for the data,” Kargieman said. “If you really want to deliver to mainstream applications, as we plan to do, then you have to be able to deliver it at zero marginal cost.”

The market

The Earth imagery marketplace is dominated by demand from defense and intelligence agencies, but is growing in applications for the energy, insurance, agriculture and forestry sectors. A report by space research firm Euroconsult estimates satellite imagery has an $140 billion total addressable market.

“We think this is a winner takes most or winner takes all market,” Kargieman said. “This is a supply limited market – governments just can’t get enough data today; there’s not enough satellites out there.”

Satellogic aims to be able map the entire planet weekly by 2023, and daily by 2025, to tap “over $40 billion” worth of opportunities in the market.

“We will also have the ability to revisit points of interest roughly every five minutes, so we will be able to do things like give you a two-minute long video of any event developing in the world,” Kargieman said.

Satellogic’s investor deck highlighted a use case example with oil pipeline monitoring, as Kargieman said the company did a pilot program with a major oil and gas corporation 18 months ago. The company needed to monitor about 1,800 miles of pipeline every other week, which cost about $750 per mile to check with aircraft. Satellogic “demonstrated similar detection capabilities at costs of less than” $60 per mile, the company said.

China

While Satellogic’s presence around the world allows it to work with U.S. allies, and the company has a local subsidiary Satellogic North America to work with the U.S. government, it’s also betting on China through its office in Beijing.

“We think the Chinese market for commercial applications will be very interesting and it’s a nascent market for observation … it is growing from practically scratch because Chinese companies have not been allowed so far to build technology to deliver data to the commercial market,” Kargieman said.

The CEO declined to comment on concern about the government ownership structure of many Chinese companies, saying instead that Satellogic is focused on private players.

“In China we’re selling to commercial players in the market – information of what is happening inside of China for consumption inside of China – so we don’t see any concerns,” Kargieman said.

Growth goals

Satellogic booked $0 revenue last year, but expects to see that tick up to near $7 million in 2021 due to new contracts that began generating revenue in April.

“Up until last year we were testing more technology in orbit and improving the technology and validating the commercial model,” Kargieman said.

The company has a backlog of about $38 million in signed contracts so far, and forecasts a “near-term pipeline” of $800 million in opportunities over the next two years, according to an investor slide deck. But Satellogic will need to generate over $100 million in annual revenue to meet its goal of profitability by 2023. The company then expects capital expenditures will remain relatively low as revenue soars, aiming to generate $255 million in free cash flow once it has its full Aleph constellation in orbit.

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including statements regarding the proposed transaction between CF Acquisition Corp. V (“CFAC V”) and Satellogic (“Satellogic”). Such forward-looking statements include, but are not limited to, statements regarding the closing of the transaction and CFAC V’s, Satellogic’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on CFAC V’s and Satellogic’s current expectations and beliefs concerning future developments and their potential effects on CFAC V, Satellogic or any successor entity of the transaction and includes statements concerning (i) Satellogic’s ability to scale its constellation, (ii) Satellogic’s ability to meet image quality expectations and continue to offer superior unit economics, (iii) Satellogic’s ability to become or remain an industry leader, (iv) Satellogic’s ability to address all commercial applications for satellite imagery or address a certain total addressable market, (v) expectations regarding cash on the balance sheet following closing and whether such cash will be sufficient to meet Satellogic’s business objectives and (vi) the expected timing of closing the transaction. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CFAC V and Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of CFAC V’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by CFAC V’s stockholders, the satisfaction of the minimum trust account amount following any redemptions by CFAC V’s public stockholders and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the inability to complete the PIPE offering, (v) the effect of the announcement or pendency of the transaction on Satellogic’s business relationships, operating results and business generally, (vi) risks that the transaction disrupts current plans and operations of Satellogic, (vii) changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (viii) the ability to implement business plans, forecasts and other expectations after the completion of the transaction, and identify and realize additional opportunities, (ix) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (x) the outcome of any legal proceedings that may be instituted against Satellogic or CFAC V related to the merger agreement or the transaction, (xi) volatility in the price of CFAC V’s or any successor entity’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Satellogic operates or plans to operate, variations in performance across competitors, changes in laws and regulations affecting Satellogic’s business and changes in the combined capital structure, (xii) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, (xiii) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (xiv) the risk that Satellogic may never achieve or sustain profitability, (xv) the risk that Satellogic may need to raise additional capital to execute its business plan, which many not be available on acceptable terms or at all, (xvi) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations, (xvii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xviii) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, (xix) the risk that Satellogic is unable to secure or protect its intellectual property and (xx) the risk that the post-combination company’s securities will not be approved for listing on The Nasdaq Stock Market LLC or another stock exchange or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-4 and proxy statement/prospectus discussed above and other documents filed or to be filed by CFAC V, Satellogic and/or or any successor entity of the transaction from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic and CFAC V assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Satellogic nor CFAC V gives any assurance that either Satellogic, CFAC V or the combined company will achieve its expectations.

Additional Information

This communication relates to a proposed transaction between Satellogic and CFAC V. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, CFAC V, Satellogic and/or a successor entity of the transaction relevant materials will be or have been filed with the SEC, including a registration statement on Form F-4 with the SEC, which including a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CFAC V shareholders. Satellogic, CFAC V and/or a successor entity of the transaction will also file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Satellogic and CFAC V are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Satellogic, CFAC V or any successor entity of the transaction through the website maintained by the SEC at www.sec.gov.

The documents filed by CFAC V with the SEC also may be obtained free of charge upon written request to CF Acquisition Corp. V, 110 East 59th Street, New York, NY 10022 or via email at CFV@cantor.com. The documents filed by Satellogic or any successor entity of the transaction with the SEC also may be obtained free of charge upon written request to Satellogic USA, Inc., 210 Delburg St., Davidson, NC 28036.

Participants in the Solicitation

Satellogic, CFAC V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CFAC V’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers, and information regarding their interests in the business combination and their ownership of CFAC V’s securities are, or will be, contained in CFAC V’s filings with the SEC, and such information and names of Satellogic’s directors and executive officers will also be in the Registration Statement on Form F-4 when it is filed with the SEC by Satellogic, CFAC V or any successor entity of the transaction, which will include the proxy statement of CFAC V. You may obtain free copies of these documents as described in the section entitled “Additional Information” above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of CFAC V, Satellogic or any successor entity of the transaction, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Projections/Industry Data

The financial and operating forecasts and projections contained herein represent certain estimates of Satellogic as of the date hereof. Neither CFAC V’s nor Satellogic’s independent public accountants has examined, reviewed or compiled the forecasts or projections and, accordingly, neither expresses an opinion or other form of assurance with respect thereto. Furthermore, none of CFAC V, Satellogic nor their respective management teams can give any assurance that the forecasts or projections contained herein accurately represents Satellogic’s future operations or financial conditions. Such information is subject to a wide variety of significant business, economic and competitive risks and uncertainties, including but not limited to those set forth under the heading “Forward-Looking Statements” above that could cause actual results to differ materially from those contained in the prospective financial information.

Accordingly, there can be no assurance that the prospective results are indicative of the future performance of CFAC V or Satellogic or that actual results will not differ materially from those presented in the prospective financial information. Some of the assumptions upon which the projections are based inevitably will not materialize and unanticipated events may occur that could affect results. Therefore, actual results achieved during the periods covered by the projections may vary and may vary materially from the projected results. Inclusion of the prospective financial information in this communication should not be regarded as a representation by any person that the results contained in the prospective financial information are indicative of future results or will be achieved.

This communication contains statistical data, estimates and forecasts that are based on independent industry publications or other publicly available information. This information involves many assumptions and limitations and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data that has been contained in these industry publications and other publicly available information. Accordingly, none of CFAC V, Satellogic nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. This communication contains references to Satellogic’s achievements compared to other companies, including being the first to achieve certain milestones. All of such references are based on the belief of Satellogic’s management based on publicly available information known to Satellogic’s management.

No Representations

No representations or warranties, express or implied, are given in respect of this communication. To the fullest extent permitted by law in no circumstances will CF V or Satellogic, or any of their respective subsidiaries, affiliates, stockholders, representatives, partners, directors, officers, employees, advisors or agents, be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including without limitation any projections or models), any omissions, reliance on information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith, which information relating in any way to the operations of Satellogic has been derived, directly or indirectly, exclusively from Satellogic and has not been independently verified by CF V. Neither the independent auditors of CF V nor the independent auditors of Satellogic audited, reviewed, compiled or performed any procedures with respect to any projections or models for the purpose of their inclusion in this communication and, accordingly, neither of them expressed any opinion or provided any other form of assurances with respect thereto for the purposes of this communication.

Use of Non-GAAP Financial Measures

This communication includes certain historical and forward-looking non-GAAP financial measures. These non-GAAP measures are in addition to and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, net income, operating income or any other performance measures derived in accordance with GAAP. Reconciliations of non-GAAP measures to their most directly comparable GAAP counterparts are included in this communication. Satellogic prepared these non-GAAP measures of financial results and believes that they provide useful supplemental information to investors about Satellogic. Satellogic’s management uses these non-GAAP measures to evaluate Satellogic’s historical and projected financial and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance and therefor Satellogic’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies